--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


-------
  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-------  EXCHANGE ACT OF 1934

         For Fiscal Year Ended December 31, 1998

                  OR

-------
         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ------- EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period             to            .
                                   ----------     ----------

         Commission File Number 0-14488


     A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                            SEITEL, INC. 401(k) PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  SEITEL, INC.
                            50 Briar Hollow Lane West
                              Houston, Texas 77027






--------------------------------------------------------------------------------

                            SEITEL, INC. 401(k) PLAN

                                      INDEX
                                                                            Page
                                                                            ----
Report of Independent Public Accountants......................................1

Statement  of Net  Assets  Available  for  Plan  Benefits,  With  Fund
Information, as of December 31, 1998..........................................2

Statement  of Net  Assets  Available  for  Plan  Benefits,  With  Fund
Information, as of December 31, 1997..........................................3

Statement of Changes in Net Assets  Available for Plan Benefits,  With
Fund Information, for the Year Ended December 31, 1998........................4

Notes to Financial Statements as of December 31, 1998 and 1997................7

Schedule  I--Item  27(a) -  Schedule  of  Assets  Held for  Investment
Purposes as of December 31, 1998.............................................15

Schedule II--Item 27(d) - Schedule of Reportable  Transactions for the
Year Ended December 31, 1998.................................................16

Schedule III - Item 27(e) - Schedule of Nonexempt Transactions for the
Year Ended December 31, 1998.................................................21

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Investment Committee of the
 Seitel, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Seitel, Inc. 401(k) Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and supplemental schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, reportable transactions for the year ended December 31, 1998 and non-exempt transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Houston, Texas
June 23, 1999


SEITEL, INC. 401(k) PLAN
------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------
AS OF DECEMBER 31, 1998
-----------------------
                                                                      Participant-Directed Funds
                                     -----------------------------------------------------------------------------------------------
                                       Seitel,     Merrill                  Oppen-       Van       Merrill                 Merrill
                                        Inc.        Lynch         MFS       heimer      Kampen      Lynch      Merrill      Lynch
                                       Stock       Retire-     Emerging      Main        Real       Basic       Lynch       Global
                                        Fund         ment       Growth      Street      Estate      Value      Capital    Allocation
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
ASSETS:
   Investments, at fair
     market value                    $1,390,759   $ 399,533   $  18,560   $ 319,221   $   3,652   $ 418,759   $  18,909   $  15,009
   Employee contributions
     receivable                           4,153       1,344         395         611          44         603         606          85
   Employer contributions
     receivable                          36,223      11,716       3,448       5,330         381       5,254       5,297         739
   Interest receivable                      305       2,407           1           2          --          57           1           1
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
   Total assets                       1,431,440     415,000      22,404     325,164       4,077     424,673      24,813      15,834
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
INTERFUND RECEIVABLE/
 (PAYABLE)                                  666         207           1          12          --         189           2           2
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                     $1,432,106   $ 415,207   $  22,405   $ 325,176   $   4,077   $ 424,862   $  24,815   $  15,836
                                     ==========   =========   =========   =========   =========   =========   =========   =========

                                                                      Participant-Directed Funds
                                     ----------------------------------------------------------------------------------------------
                                        Merrill                  AIM                               Oppen-
                                         Lynch      Merrill     Inter-       AIM                   heimer       Davis       Oppen-
                                         Corp        Lynch     national   Constell-      AIM        Quest     New York      heimer
                                         Bond       S&P 500    Equity       ation      Balanced    Global      Venture     Capital
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
ASSETS:
   Investments, at fair
     market value                    $  230,622   $ 469,245   $  80,823   $ 109,137   $  17,395   $   4,432   $  68,694   $   2,345
   Employee contributions
     receivable                             511       1,730         319         159         115          36       1,761          --
   Employer contributions
     receivable                           4,460      15,087       2,785       1,382       1,001         315      15,362          --
   Interest receivable                        9          52           2          --           2           1           3          --
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
   Total assets                         235,602     486,114      83,929     110,678      18,513       4,784      85,820       2,345
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
INTERFUND RECEIVABLE/
 (PAYABLE)                                   45         152           3          --           3           5          41          --
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                     $  235,647   $ 486,266   $  83,932   $ 110,678   $  18,516   $   4,789   $  85,861   $   2,345
                                     ==========   =========   =========   =========   =========   =========   =========   =========

                                     Participant-Directed Funds
                                     ------------
                                      Partici-
                                       pant
                                       Loan
                                       Fund         Total
                                     ---------    ----------
ASSETS:
   Investments, at fair
     market value                    $ 175,480    $3,742,575
   Employee contributions
     receivable                             --        12,472
   Employer contributions
     receivable                             --       108,780
   Interest receivable                      --         2,843
                                     ---------    ----------
   Total assets                        175,480     3,866,670
                                     ---------    ----------
INTERFUND RECEIVABLE/
 (PAYABLE)                              (1,328)           --
                                     ---------    ----------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                     $ 174,152    $3,866,670
                                     =========    ==========

    The accompanying notes are an integral part of this financial statement.


SEITEL, INC. 401(k) PLAN
------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------
AS OF DECEMBER 31, 1997
-----------------------
                                                                          Participant-Directed Funds
                                           ----------------------------------------------------------------------------------------
                                                                                 International    Large       Limited      Prime
                                           Seitel, Inc. Disciplined    Income       Equity       Company    Volatility     Money
                                             Stock         Value       Equity        Index        Growth       Bond        Market
                                              Fund         Fund         Fund         Fund          Fund        Fund         Fund
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
ASSETS:

   Investments, at fair market value       $1,795,919   $  268,477   $  308,708   $   78,357   $  292,403   $  121,376   $  365,296
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------

        Total assets                        1,795,919      268,477      308,708       78,357      292,403      121,376      365,296
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $1,795,919   $  268,477   $  308,708   $   78,357   $  292,403   $  121,376   $  365,296
                                           ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                                                Participant-Directed Funds
                                           --------------------------------------------------------------
                                                                       Large
                                           Government     Income      Company        Growth   Participant
                                              Bond         Bond        Value     Opportunities    Loan
                                              Fund         Fund         Fund          Fund        Fund        Total
                                           ----------   ----------   ----------   ----------   ----------   ----------
ASSETS:

   Investments, at fair market value       $   37,578   $   30,485   $  166,904   $   83,376   $  108,192   $3,657,071
                                           ----------   ----------   ----------   ----------   ----------   ----------

        Total assets                           37,578       30,485      166,904       83,376      108,192    3,657,071
                                           ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $   37,578   $   30,485   $  166,904   $   83,376   $  108,192   $3,657,071
                                           ==========   ==========   ==========   ==========   ==========   ==========

    The accompanying notes are an integral part of this financial statement.

SEITEL, INC. 401(k) PLAN
------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1998
------------------------------------
                                                                   Participant-Directed Funds
                          ---------------------------------------------------------------------------------------------------------
                            Seitel,     Merrill                  Oppen-       Van       Merrill                 Merrill     Merrill
                              Inc.       Lynch        MFS        heimer      Kampen      Lynch      Merrill      Lynch       Lynch
                             Stock      Retire-     Emerging      Main        Real       Basic       Lynch       Global      Corp
                             Fund        ment        Growth      Street      Estate      Value      Capital    Allocation    Bond
                          ----------   ---------   ---------   ---------   ---------   ---------   ---------  ----------   --------
ADDITIONS TO
   NET ASSETS
   ATTRIBUTED TO:
   Interest
     and dividends        $    5,043   $  24,846   $     167   $  13,605   $      65   $  33,675   $   1,126   $   1,642   $ 12,502
   Employee
     contributions           162,051      51,491      11,546      33,810       1,961      43,692       5,565       2,826     21,611
   Employer
     contributions            75,701      24,204       6,238      13,632         862      16,029       6,546       1,434      9,743
   Net appreciation
     (depreciation)
     in fair market
     value of
     investments            (453,877)         --       2,833      47,085        (269)      6,694      (1,020)     (2,165)     1,411
   Other income                1,196         973          15         132           3         258          17          15        165
                          ----------   ---------   ---------   ---------   ---------   ---------   ---------  ----------   --------
     Total additions        (209,886)    101,514      20,799     108,264       2,622     100,348      12,234       3,752     45,432
                          ----------   ---------   ---------   ---------   ---------   ---------   ---------  ----------   --------
DEDUCTIONS FROM
   NET ASSETS
   ATTRIBUTED TO:
   Benefits paid to
     participants
     and beneficiaries      (102,307)    (24,038)        (95)     (2,034)         --     (23,504)         --          --    (17,181)
   Administration fees          (200)       (139)         (3)         --          --         (51)         (7)         (7)       (21)
                          ----------   ---------   ---------   ---------   ---------   ---------   ---------  ----------   --------
     Total deductions       (102,507)    (24,177)        (98)     (2,034)         --     (23,555)         (7)         (7)   (17,202)
                          ----------   ---------   ---------   ---------   ---------   ---------   ---------  ----------   --------
INTERFUND
   TRANSFERS, Net            (51,420)    337,870       1,704     218,946       1,455     348,069      12,588      12,091    207,417

NET INCREASE
     (DECREASE)             (363,813)    415,207      22,405     325,176       4,077     424,862      24,815      15,836    235,647

NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS:
   Beginning of year       1,795,919          --          --          --          --          --          --          --         --
                          ----------   ---------   ---------   ---------   ---------   ---------   ---------  ----------   --------
   End of year            $1,432,106   $ 415,207   $  22,405 $   325,176   $   4,077   $ 424,862   $  24,815   $  15,836 $  235,647
                          ==========   =========   =========   =========   =========   =========   =========  ==========   ========

                                                                   Participant-Directed Funds
                          ---------------------------------------------------------------------------------------------------------
                                        AIM                                 Oppen-                             Partici-      Dis-
                           Merrill     Inter-        AIM                    heimer     Davis        Oppen-      pant      continued
                            Lynch     national    Constell-      AIM        Quest     New York      heimer      Loan       Bank One
                           S&P 500     Equity       ation      Balanced     Global     Venture     Capital      Fund        Funds
                          --------   ---------   ----------   ---------   ---------  ----------   ---------   ---------   ---------
ADDITIONS TO
   NET ASSETS
   ATTRIBUTED TO:
   Interest
     and dividends        $ 24,158   $   1,361   $    2,699   $     272   $     267  $    1,516   $     143   $      --   $   2,859
   Employee
     contributions          52,256      24,717        6,032       3,082       1,760      16,324          32          --          --
   Employer
     contributions          27,721       8,887        2,853       1,753         748      19,004           8          --          --
   Net appreciation
     (depreciation)
     in fair market
     value of
     investments            50,114       5,644       12,592         941        (241)      2,288         688          --      34,661
   Other income                191          56           54          22           3          38           9          --          --
                          --------   ---------   ----------   ---------   ---------  ----------   ---------   ---------   ---------
     Total additions       154,440      40,665       24,230       6,070       2,537      39,170         880          --      37,520
                          --------   ---------   ----------   ---------   ---------  ----------   ---------   ---------   ---------
DEDUCTIONS FROM
   NET ASSETS
   ATTRIBUTED TO:
   Benefits paid to
     participants
     and beneficiaries     (29,009)    (17,073)      (1,060)         --          --          --          --     (12,640)    (51,549)
   Administration fees         (45)        (16)          --          (8)         --          (5)         --          --          --
                          --------   ---------   ----------   ---------   ---------  ----------   ---------   ---------   ---------
     Total deductions      (29,054)    (17,089)      (1,060)         (8)         --          (5)         --     (12,640)    (51,549)
                          --------   ---------   ----------   ---------   ---------  ----------   ---------   ---------   ---------
INTERFUND
   TRANSFERS, Net          360,880      60,356       87,508      12,454       2,252      46,696       1,465      78,600  (1,738,931)

NET INCREASE
   (DECREASE)              486,266      83,932      110,678      18,516       4,789      85,861       2,345      65,960  (1,752,960)

NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS:
   Beginning of year            --          --           --          --          --          --          --     108,192   1,752,960
                          --------   ---------   ----------   ---------   ---------  ----------   ---------   ---------   ---------
   End of year            $486,266   $  83,932   $  110,678   $  18,516   $   4,789  $   85,861   $   2,345    $174,152   $      --
                          ========   =========   ==========   =========   =========  ==========   =========   =========   =========

                             Total
                          ----------
ADDITIONS TO
   NET ASSETS
   ATTRIBUTED TO:
   Interest
     and dividends        $  125,946
   Employee
     contributions           438,756
   Employer
     contributions           215,363
   Net appreciation
     (depreciation)
     in fair market
     value of
     investments            (292,621)
   Other income                3,147
                          ----------
     Total additions         490,591
                          ----------
DEDUCTIONS FROM
   NET ASSETS
   ATTRIBUTED TO:
   Benefits paid to
     participants
     and beneficiaries      (280,490)
   Administration fees          (502)
                          ----------
     Total deductions       (280,992)
                          ----------
INTERFUND
   TRANSFERS, Net                 --

NET INCREASE
   (DECREASE)                209,599

NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS:
   Beginning of year       3,657,071
                          ----------
   End of year            $3,866,670
                          ==========

    The accompanying notes are an integral part of this financial statement.

                            SEITEL, INC. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

1.  DESCRIPTION OF THE PLAN:

GENERAL

The following description of the Seitel, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is for the exclusive benefit of employees of Seitel, Inc. (the Company). The Plan is a defined contribution plan which covers eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

ADMINISTRATION

Overall responsibility for administering the Plan rests with the Plan administrator who is appointed by the board of directors. Effective January 1, 1998, the Company formed an investment committee ("the Committee") for the Plan. The Committee, which consists of four Seitel, Inc. employees, is responsible for the general administration of the Plan.

The Plan's prior trustee, Bank One Trust Group (Bank One), was responsible for the management and control of the Plan's assets through February 5, 1998. Effective January 1, 1998, the Company adopted the Merrill Lynch Special
Prototype  Defined  Contribution  Plan.  Merrill  Lynch  Trust  Company of Texas
("Merrill Lynch" or "Trustee") was named as trustee of the Plan and assumed responsibility for the management and control of the Plan's assets on February 5, 1998.

ELIGIBILITY

An employee becomes eligible to participate in the Plan following the completion of one-half year of service, as defined, and attaining age 21.

CONTRIBUTIONS AND ALLOCATIONS

Participants can contribute from 1 percent to 17 percent of their compensation in before tax dollars not to exceed $10,000 in 1998. The Company will make a matching contribution for each participant based on the participant's contribution in a percentage set by the Company prior to the end of each Plan year. During 1998, the Company elected to make a matching contribution equal to 25 percent of the participant's contribution. At year-end, the Company elected to make an additional matching contribution to all participants employed on the last day of the Plan year equal to 25 percent of the participant's contributions made during 1998. In addition, the Company may elect to make an additional profit-sharing contribution in such an amount, if any, as determined by the Company. During 1998, the Company made no profit-sharing contributions.

Each participant's account is credited daily with an allocation of Plan earnings for each investment option based on the participant's account balance in relation to total participants' account balances.

VESTING

Participants are immediately vested in their participant contributions and any earnings therein. Vesting in the Company matching and profit-sharing contributions, if any, and related earnings is based on years of service as follows:

             YEARS OF SERVICE              PERCENT VESTED
             ----------------              --------------
                Less than 1                       0%
                    1                            20
                    2                            40
                    3                            60
                    4                            80
                 5 or more                      100

Vesting, however, can also be attained by reaching retirement age, disability, death or termination of the Plan.

FORFEITURES

As a result of termination, a participant forfeits the nonvested portion of the Company matching and profit-sharing contributions and related earnings, if any, in his or her account. The forfeited amounts of matching contributions and related earnings are used to reduce Company contributions for the succeeding Plan year. The forfeited amounts of profit-sharing contributions and related earnings, if any, are allocated in the succeeding Plan year to participants in the proportion that the compensation paid to each participant during the Plan year bears to the compensation paid to all such participants, subject to limitations.

PAYMENT OF BENEFITS

Participant benefits are payable to participants or to a designated beneficiary in the event of their retirement, death, disability or termination of employment. In-service distributions may be made from any of the participant's vested account balance upon attainment of age 59 1/2 or for financial hardship in accordance with the Plan. Benefit payments to withdrawing employees are made in the form of a single sum cash payment, an annuity payment or some combination of the two.

INVESTMENT OPTIONS

Through February 5, 1998, participants could direct their contributions into any one or more of the seven individual fund selections (six - The One Group mutual funds and the Seitel, Inc. Stock Fund) or participants could select one of the six fully managed portfolios. The fully managed portfolios were actively managed and reviewed by Bank One Investment Advisors Corporation. A description of each investment option is provided below:

INDIVIDUAL FUNDS (Available through February 5, 1998):

SEITEL, INC. STOCK FUND - Invests in Seitel, Inc. common stock.

DISCIPLINED VALUE FUND - Sought capital appreciation, with income as a secondary
consideration.   The  Disciplined  Value  Fund  primarily   invested  in  equity
securities.

INCOME EQUITY FUND - Sought current income through investing in dividend-paying equity securities. Capital appreciation was a secondary consideration.

INTERNATIONAL EQUITY INDEX FUND - Sought to provide the investment results that correspond to the aggregate price and dividend performance of the securities in the gross domestic product weighted Morgan Stanley Capital International Europe, Australia and Far East Index.

LARGE COMPANY GROWTH FUND - Sought capital appreciation, with income as a secondary consideration. The Large Company Growth Fund primarily invested in stocks from large companies.

LIMITED VOLATILITY BOND FUND - Sought current income by investing at least 80 percent of the value of its total assets in debt securities of all types.

PRIME MONEY MARKET FUND - Sought current income with liquidity and stability of principal.

FULLY MANAGED PORTFOLIOS (Available through February 5, 1998):

BUILDER AGGRESSIVE GROWTH MODEL - Sought maximum capital appreciation by allocating more than half its assets to the most aggressive funds within The One Group's mutual funds. Fixed income funds accounted for only a small portion of assets. At December 31, 1997, the model was comprised of the following mutual funds: 15 percent Disciplined Value Fund, 14 percent International Equity Index Fund, 23 percent Large Company Growth Fund, 8 percent Prime Money Market Fund, 28 percent Large Company Value Fund and 12 percent Growth Opportunities Fund.

BUILDER GROWTH MODEL - Sought long-term growth of capital by investing in The One Group's equity funds. Fixed income funds were also included in an effort to provide stability when stock prices were trending down. At December 31, 1997, the model was comprised of the following mutual funds: 15 percent Disciplined Value Fund, 9 percent International Equity Index Fund, 22 percent Large Company Growth Fund, 3 percent Limited Volatility Bond Fund, 1 percent Prime Money Market Fund, 6 percent Government Bond Fund, 5 percent Income Bond Fund, 27 percent Large Company Value Fund and 12 percent Growth Opportunities Fund.

PROVIDER GROWTH AND INCOME MODEL - Sought growth of capital and conservative total return by investing in The One Group's equity and fixed income funds. The emphasis in this model was on the equity funds. At December 31, 1997, the model was comprised of the following mutual funds: 11 percent Disciplined Value Fund, 7 percent International Equity Index Fund, 17 percent Large Company Growth Fund, 8 percent Limited Volatility Bond Fund, 2 percent Prime Money Market Fund, 14 percent Government Bond Fund, 11 percent Income Bond Fund, 21 percent Large Company Value Fund and 9 percent Growth Opportunities Fund.

PROVIDER BALANCED MODEL - Sought growth of capital and conservative total return by investing in The One Group's fixed income and equity funds. The emphasis in this model was on the fixed income funds. At December 31, 1997, the model was comprised of the following mutual funds: 8 percent Disciplined Value Fund, 5 percent International Equity Index Fund, 12 percent Large Company Growth Fund, 13 percent Limited Volatility Bond Fund, 3 percent Prime Money Market Fund, 22 percent Government Bond Fund, 17 percent Income Bond Fund, 14 percent Large Company Value Fund and 6 percent Growth Opportunities Fund.

PRESERVER CONSERVATIVE GROWTH MODEL - Sought conservative growth and preservation of capital by investing primarily in The One Group's conservative fixed income funds. At December 31, 1997, the model was comprised of the following mutual funds: 4 percent Disciplined Value Fund, 3 percent International Equity Index Fund, 6 percent Large Company Growth Fund, 17 percent Limited Volatility Bond Fund, 4 percent Prime Money Market Fund, 31 percent Government Bond Fund, 23 percent Income Bond Fund, 8 percent Large Company Value Fund and 4 percent Growth Opportunities Fund.

PRESERVER FIXED INCOME MODEL - Sought preservation of capital and income compounding by investing exclusively in The One Group's fixed income funds. At December 31, 1997, the model was comprised of the following mutual funds: 38 percent Limited Volatility Bond Fund, 4 percent Prime Money Market Fund, 15 percent Government Bond Fund, 20 percent Income Bond Fund, 15 percent Intermediate Bond Fund and 8 percent Ultra Short-Term Bond Fund. As of December 31, 1997, there were no participants invested in this portfolio.

On February 5, 1998, the assets held by Bank One were liquidated and invested in the newly available funds held by Merrill Lynch, as directed by the Plan Administrator. The Merrill Lynch investments have been abbreviated for purposes of presentation in the financial statements. Refer to the investment option descriptions below for complete fund names.

   Bank One Investments                              Merrill Lynch Investments
-------------------------------             -----------------------------------

Disciplined Value Fund                               Oppenheimer Main Street
Income Equity Fund                                   Merrill Lynch Basic Value
International Equity Index Fund                      AIM International Equity
Large Company Growth Fund                            Merrill Lynch  S & P 500
Limited Volatility Bond Fund                         Merrill Lynch Corp. Bond
Prime Money Market Fund                              Merrill Lynch Retirement
Government Bond Fund                                 Merrill Lynch Corp. Bond
Income Bond Fund                                     Merrill Lynch Corp. Bond
Large Company Value Fund                             Merrill Lynch Basic Value
Growth Opportunities Fund                            AIM Constellation

Subsequent to the initial transfer, participants can direct their contributions into any one or more of the sixteen individual fund selections or participants may select to invest in the Merrill Lynch Self-Directed Brokerage Account.
Participants can change their investment elections on a daily basis. A description of each investment option is provided below:

SEITEL, INC. COMMON STOCK (Seitel, Inc. Stock Fund)- Invests in Seitel, Inc. common stock.

MERRILL LYNCH RETIREMENT PRESERVATION TRUST (Merrill Lynch Retirement) - This common/collective trust fund seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds.

MFS  EMERGING  GROWTH  FUND (MFS  Emerging  Growth)  - This  mutual  fund  seeks
long-term  growth  of  capital.   Dividend  and  interest  income,  if  any,  is
incidental.

OPPENHEIMER MAIN STREET INCOME AND GROWTH FUND (Oppenheimer Main Street) - This mutual fund seeks growth through a wide variety of stocks from small, medium and large companies while trying to dampen volatility through income-generating securities, such as bonds and convertible securities.

VAN KAMPEN AMERICAN CAPITAL REAL ESTATE SECURITIES FUND (Van Kampen Real Estate)
- This mutual fund seeks long-term growth of capital, with current income as a secondary objective.

MERRILL LYNCH BASIC VALUE FUND, INC. (Merrill Lynch Basic Value) - This mutual fund seeks capital appreciation, and secondarily, income, by investing primarily in equities that appear to be undervalued.

MERRILL LYNCH CAPITAL FUND, INC. (Merrill Lynch Capital) - This mutual fund seeks the highest total investment return consistent with prudent risk primarily through a fully managed investment policy that may include investments in equity, debt and convertible securities.

MERRILL LYNCH GLOBAL ALLOCATION FUND, INC. (Merrill Lynch Global Allocation) - This mutual fund seeks high total investment return consistent with prudent risk.

MERRILL LYNCH CORPORATE BOND FUND, INC.-INTERMEDIATE TERM PORTFOLIO (Merrill Lynch Corp. Bond) - This mutual fund seeks a high level of current income. As a secondary objective the Fund seeks capital appreciation when consistent with its primary objective.

MERRILL LYNCH S&P 500 INDEX FUND (Merrill Lynch S&P 500) - This mutual fund seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. Management will generally allocate investments among common stocks in approximately the same weighting as the index.

AIM INTERNATIONAL EQUITY FUND (AIM International Equity) - This mutual fund seeks long-term growth of capital by translating AIM's earnings-driven approach for domestic stock selection to foreign markets.

AIM CONSTELLATION FUND (AIM Constellation) - This mutual fund seeks aggressive capital growth primarily through shares of small and medium size companies that have demonstrated superior earnings growth.

AIM BALANCED FUND (AIM Balanced) - This mutual fund seeks a high total return consistent with preservation of capital by investing in a broadly diversified portfolio of stocks and bonds.

OPPENHEIMER QUEST GLOBAL FUND, INC. (Oppenheimer Quest Global) - This mutual fund seeks capital appreciation from growth companies worldwide. Utilizes broad diversification to lower risks associated with foreign investing.

DAVIS NEW YORK VENTURE FUND, INC. (Davis New York Venture) - This mutual fund seeks long-term growth by purchasing growing companies at value prices, thus providing consistent growth over time.

OPPENHEIMER CAPITAL APPRECIATION FUND (Oppenheimer Capital) - This mutual fund seeks long-term growth by investing in a diverse portfolio of stocks. Reduces risk by carefully researching each security and diversifying investments among different industries.

THE MERRILL LYNCH SELF-DIRECT BROKERAGE ACCOUNT - This option allows the participant to purchase and hold investments that are not offered as part of the Plan's core investment menu. As of December 31, 1998, there were no participants invested in this option.

PLAN LOANS

A loan can be requested in an amount not to exceed the lesser of $50,000 minus the excess, if any, of the participant's highest plan loan balance within the immediately preceding 12 months, over the outstanding balance of loans from the Plan to the participant on the date the loan is made, or 50 percent of the participant's vested interest in his or her account balance. The minimum loan request amount is $1,000.

The interest rate for Plan loans is equal to a reasonable rate as deemed appropriate by the Plan administrator and remains in effect over the term of the loan. Loan principal and interest repayments are made through payroll deductions. A loan fee is assessed at the time the loan is processed and is paid by the participant.


2.  SUMMARY OF ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are carried at fair market value except for the Merrill Lynch Retirement Preservation Trust Fund. The Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. The effective yield of the guaranteed investment contracts is 6.55 percent for the year ended December 31, 1998.

Purchases and sales of securities are reflected on a trade-date basis. Net realized gains (losses) and unrealized appreciation (depreciation) are recognized as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for plan benefits. Dividends are recorded on the ex-dividend date.

Participants invested in the Seitel, Inc. Stock Fund through February 5, 1998 were assigned units of participation. The unit value was determined based upon the fair market value of the underlying net assets, which consisted of Seitel, Inc. common stock and temporary investments. The total units of Seitel, Inc. Stock Fund assigned to participants as of December 31, 1997 was 48,471. On February 5, 1998, the units held by participants invested in the Seitel, Inc. Stock Fund were converted to shares of Seitel, Inc. common stock.

RISKS AND UNCERTAINTIES

The Plan provides for various investment in mutual funds, Company common stock, short-term investments and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3.  EXPENSES OF THE PLAN:

All reasonable expenses incurred in connection with the administration of the Plan can be paid by the Company but, if not paid by the Company, will be paid by the Plan. The Company elected to pay all administrative expenses of the Plan, excluding loan fees, for the year ended December 31, 1998. Participants requesting loans are assessed a loan fee which is deducted from their participant account balance.

4.  INCOME TAX STATUS:

On January 27, 1993, the Plan obtained its latest determination letter in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). The Plan was amended and restated effective January 1, 1998. During 1998, the Company requested a new determination letter from the IRS. Although a determination letter has not been received, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and related trust was tax-exempt as of the financial statement date.

5.  PLAN TERMINATION:

The Plan has been established to continue indefinitely. However, the Company reserves the right to amend or terminate the Plan, in whole or in part, at any time subject to the provisions of ERISA. Upon termination of the Plan, all participants will become fully vested in their accounts.

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 1998 and 1997:

                                                                              December 31,
                                                                         1998           1997
                                                                      -----------   -----------
Net assets available for plan benefits per the financial statements   $ 3,866,670   $ 3,657,071
Amounts allocated to withdrawing participants                                  --       (51,541)
                                                                      -----------   -----------

Net assets available for plan benefits per the Form 5500              $ 3,866,670   $ 3,605,530
                                                                      ===========   ===========

The following is a reconciliation of benefits paid to participants and their beneficiaries per the financial statements to the Form 5500 for the year ended December 31, 1998:

Benefits paid to participants and their beneficiaries per the financial statements   $280,490
   Add- Amounts allocated to withdrawing participants at
     December 31, 1998                                                                     --
   Less- Amounts allocated to withdrawing participants at
     December 31, 1997                                                                 51,541
                                                                                     --------
Benefits paid to participants and their beneficiaries per the Form 5500              $228,949
                                                                                     ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.  NONEXEMPT TRANSACTIONS:

As reported on Schedule III, certain Plan contributions were not remitted to the trust within the timeframe specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting a non-exempt transaction between the Plan and the Company.

                                                                                 SCHEDULE I
SEITEL, INC. 401(k) PLAN
------------------------
ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
------------------------------------------------------------
AS OF DECEMBER 31, 1998
-----------------------
                                                                                 Current
Identity of Issue/Description                                         Cost        Value
----------------------------------------------------------------   ----------   ----------
Seitel, Inc. Common Stock*<F1>                                     $1,942,114   $1,390,759
Merrill Lynch Retirement Preservation Trust*<F1>                      399,533      399,533
MFS Emerging Growth Fund (Class A)                                     16,489       18,560
Oppenheimer Main Street Growth and Income Fund                        276,575      319,221
Van Kampen Real Estate Securities Fund                                  3,891        3,652
Merrill Lynch Basic Value Fund, Inc. (Class D)*<F1>                   421,641      418,759
Merrill Lynch Capital Fund, Inc. (Class D)*<F1>                        19,814       18,909
Merrill Lynch Global Allocation Fund, Inc. (Class D)*<F1>              17,173       15,009
Merrill Lynch Corporate Bond Fund, Inc. - Intermediate
     Term Portfolio (Class D)*<F1>                                    229,219      230,622
Merrill Lynch S & P 500 Index Fund*<F1>                               426,704      469,245
Aim International Equity Fund                                          77,933       80,823
Aim Constellation Fund                                                 97,207      109,137
Aim Balanced Fund                                                      16,793       17,395
Oppenheimer Quest Global Value Fund, Inc.                               4,673        4,432
Davis New York Venture Fund                                            66,792       68,694
Oppenheimer Capital Appreciation Fund                                   2,358        2,345
Participant Loans Receivable*<F1>(range of interest from 7% to 10%)   175,480      175,480
                                                                   ----------   ----------
         Total assets held for investment purposes                 $4,194,389   $3,742,575
                                                                   ==========   ==========

*<F1> Indicates a party in interest.

                                                                                                                        SCHEDULE II

SEITEL, INC. 401(k) PLAN
------------------------
ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1998
------------------------------------
                                                                                                             Current
                                                                                                              Value
                                                                                                           of Asset on
                                                                Purchase        Selling        Cost of     Transaction     Net Gain
  Identity of Party Involved        Description of Asset        Price (a)<F1>  Price (b)<F2>    Asset          Date         (Loss)
------------------------------    -------------------------     ---------      ---------      ---------      --------      --------
SERIES OF TRANSACTIONS:

     The One Group                Disciplined Value Fund-
                                        Purchases               $     982      $      --      $     982      $    982      $     --
                                        Sales                          --        269,694        244,212       269,694        25,482
     The One Group                Income Equity Fund-
                                        Purchases                     961             --            961           961            --
                                        Sales                          --        315,606        267,306       315,606        48,300
     The One Group                Large Company Growth Fund-
                                        Purchases                     880             --            880           880            --
                                        Sales                          --        311,676        261,381       311,676        50,295
     The One Group                Prime Money Market Fund-
                                        Purchases                   4,823             --          4,823         4,823            --
                                        Sales                          --        370,119        370,119       370,119            --

(a)<F1>   Purchase price includes transaction expenses.
(b)<F2>   Selling price is net of transaction expenses.

      Note: This schedule includes both series and single transactions involving the same investment activity which exceeds
          5 percent of the value of Plan assets as of January 1, 1998.

                                                                                                                        SCHEDULE II
                                                                                                                        Continued
SEITEL, INC. 401(k) PLAN
------------------------
ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1998
------------------------------------
                                                                                                             Current
                                                                                                              Value
                                                                                                           of Asset on
                                                                Purchase        Selling        Cost of     Transaction     Net Gain
  Identity of Party Involved        Description of Asset        Price (a)<F1>  Price (b)<F2>    Asset          Date         (Loss)
------------------------------    -------------------------     ---------      ---------      ---------      --------      --------
SERIES OF TRANSACTIONS (Continued):

     Seitel, Inc.                 Seitel, Inc. Common Stock-
                                        Purchases               $ 228,897      $      --      $ 228,897      $228,897      $     --
                                        Sales                          --        180,160        245,469       180,160       (65,309)

     Merrill Lynch Trust Company  Merrill Lynch Retirement
                                      Preservation Trust-
                                        Purchases                 471,553             --        471,553       471,553            --
                                        Sales                          --         72,020         72,020        72,020            --

     Oppenheimer Funds
         Distributor, Inc.        Oppenheimer Main Street
                                      Growth and Income Fund-
                                        Purchases                 326,914             --        326,914       326,914            --
                                        Sales                          --         54,778         50,339        54,778         4,439

     Merrill Lynch Funds
         Distributor              Merrill Lynch Basic Value
                                      Fund, Inc. (Class D)-
                                        Purchases                 563,512             --        563,512       563,512            --
                                        Sales                          --        151,447        141,871       151,447         9,576

(a)<F1>   Purchase price includes transaction expenses.
(b)<F2>   Selling price is net of transaction expenses.

      Note: This schedule includes both series and single transactions involving the same investment activity which exceeds
          5 percent of the value of Plan assets as of January 1, 1998.

                                                                                                                        SCHEDULE II
                                                                                                                        Continued
SEITEL, INC. 401(k) PLAN
------------------------
ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1998
------------------------------------
                                                                                                             Current
                                                                                                              Value
                                                                                                           of Asset on
                                                                Purchase        Selling        Cost of     Transaction     Net Gain
  Identity of Party Involved        Description of Asset        Price (a)<F1>  Price (b)<F2>    Asset          Date         (Loss)
------------------------------    -------------------------     ---------      ---------      ---------      --------      --------
SERIES OF TRANSACTIONS (Continued):

     Merrill Lynch Funds
         Distributor              Merrill Lynch Corporate Bond
                                      Fund, Inc. Intermediate
                                      Term Portfolio (Class D)-
                                        Purchases               $ 248,532      $      --      $ 248,532      $248,532      $     --
                                        Sales                          --         19,321         19,313        19,321             8

     Merrill Lynch Funds
         Distributor              Merrill Lynch S&P 500
                                      Index Fund-
                                        Purchases                 501,703             --        501,703       501,703            --
                                        Sales                          --         82,572         74,999        82,572         7,573

(a)<F1>   Purchase price includes transaction expenses.
(b)<F2>   Selling price is net of transaction expenses.

      Note: This schedule includes both series and single transactions involving the same investment activity which exceeds
          5 percent of the value of Plan assets as of January 1, 1998.

                                                                                                                        SCHEDULE II
                                                                                                                        Continued
SEITEL, INC. 401(k) PLAN
------------------------
ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1998
------------------------------------
                                                                                                             Current
                                                                                                              Value
                                                                                                           of Asset on
                                                                Purchase        Selling        Cost of     Transaction     Net Gain
  Identity of Party Involved        Description of Asset        Price (a)<F1>  Price (b)<F2>    Asset          Date         (Loss)
------------------------------    -------------------------     ---------      ---------      ---------      --------      --------
SINGLE TRANSACTIONS:

     The One Group                Disciplined Value Fund-
                                        Sale                    $      --      $ 254,480      $ 229,975      $254,480      $ 24,505

     The One Group                Income Equity Fund-
                                        Sale                           --        300,078        254,292       300,078        45,786

     The One Group                Large Company Growth Fund-
                                        Sale                           --        296,015        248,110       296,015        47,905

     Merrill Lynch Trust Company  Merrill Lynch Retirement
                                      Preservation Trust-
                                        Purchase                  370,119             --        370,119       370,119            --

(a)<F1>   Purchase price includes transaction expenses.
(b)<F2>   Selling price is net of transaction expenses.

      Note: This schedule includes both series and single transactions involving the same investment activity which exceeds
          5 percent of the value of Plan assets as of January 1, 1998.

                                                                                                                        SCHEDULE II
                                                                                                                        Continued
SEITEL, INC. 401(k) PLAN
------------------------
ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1998
------------------------------------
                                                                                                             Current
                                                                                                              Value
                                                                                                           of Asset on
                                                                Purchase        Selling        Cost of     Transaction     Net Gain
  Identity of Party Involved        Description of Asset        Price (a)<F1>  Price (b)<F2>    Asset          Date         (Loss)
------------------------------    -------------------------     ---------      ---------      ---------      --------      --------
SINGLE TRANSACTIONS (Continued):

     Merrill Lynch Funds
         Distributor              Merrill Lynch Basic
                                      Value Fund, Inc.
                                      (Class D)-
                                        Purchase                $ 468,554      $      --      $ 468,554      $468,554      $     --

     Merrill Lynch Funds
         Distributor              Merrill Lynch S&P 500
                                      Index Fund-
                                        Purchase                  296,015             --        296,015       296,015            --

     Merrill Lynch Funds
         Distributor              Merrill Lynch Corporate
                                      Bond Fund, Inc. -
                                      Intermediate Term
                                      Portfolio (Class D)-
                                        Purchase                  191,589             --        191,589       191,589            --

     Oppenheimer Funds
         Distributor, Inc.        Oppenheimer Main Street
                                      Growth and Income Fund-
                                        Purchase                  254,480             --        254,480       254,480            --

(a)<F1>   Purchase price includes transaction expenses.
(b)<F2>   Selling price is net of transaction expenses.

      Note: This schedule includes both series and single transactions involving the same investment activity which exceeds
          5 percent of the value of Plan assets as of January 1, 1998.


                                                                                                                       SCHEDULE III

SEITEL, INC. 401(k) PLAN
------------------------
ITEM 27(e) - SCHEDULE OF NON-EXEMPT TRANSACTIONS
------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1998
------------------------------------
                       Relationship to Plan,                Description of Transactions,                        Interest
   Identity of           Employer or Other               Including Maturity Date, Rate of          Amount       Incurred
 Party Involved          Party in Interest                    Interest and Maturity                Loaned       on Loan
------------------   --------------------------    ------------------------------------------    ----------    ----------
Seitel, Inc.                 Employer              Lending of monies from the Plan to
                                                      the Employer (contributions not
                                                      timely remitted to the Plan) as
                                                      follows:

                                                   Deemed  loan  dated  February
                                                      20,  1998,  maturity of March
                                                      12, 1998 with interest
                                                      9% per annum                               $   52,486    $      259

                                                   Deemed  loan dated  April 21,
                                                      1998,  maturity  of  May  14,
                                                      1998 with interest
                                                      8% per annum                                   34,330           173

                                                   Deemed  loan dated  April 21,
                                                      1998,  maturity  of  May  22,
                                                      1998 with interest
                                                      8% per annum                                    4,325            29

                                                   Deemed  loan  dated  May  21,
                                                      1998,  maturity  of  May  22,
                                                      1998 with interest
                                                      8% per annum                                    3,880             1
                                                                                                               ----------
                                                                                                               $      462(a)<F1>
                                                                                                               ==========

(a)<F1>  Interest of $462 was remitted to the Plan by the Employer subsequent to Plan year-end.

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of Seitel, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Seitel, Inc. 401(k) Plan

By:  /s/ Debra D. Valice
     -----------------------------------
     Debra D. Valice
     Chairperson of Investment Committee

Date:June  29, 1999

                                INDEX TO EXHIBIT

  Exhibit
   Number                                                             Page
--------------                                                   ---------------

     23            Consent of Independent Public Accountants           24